

Mailstop 3233

January 15, 2016

Via E-mail
Rodney F. Emery
Chief Executive Officer
Steadfast Apartment REIT III, Inc.
18100 Von Karman Avenue
Suite 500
Irvine, California 92612

> **Re: Steadfast Apartment REIT III, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed December 22, 2015**
> **File No. 333-207952**

Dear Mr. Emery:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 4, 2015 letter.

Questions and Answers About This Offering

Q: Why are you offering two classes of your common stock, and what are the similarities and differences between the classes?, page 2

1.   We note your response to comment 3 of our letter and your revised disclosure on page 2, as well as your existing disclosure on page 168. We continue to believe you should disclose, if true, that total selling commissions and dealer manager fees on the Class T shares would be approximately 10% if distribution and stockholder servicing fees were paid in full. Please revise your disclosure accordingly or advise.

Estimated Use of Proceeds, page 51

2.   We note the estimated amount available for investments appears to combine the commissions and fees for Class A and Class T shares. Please tell us how you determined it was appropriate to present a combined estimated amount available for investments and provide us with an example of how the estimated amount available for investments would appear if the Class A and Class T amounts were separated.

3.   Please revise to clarify that footnote (4) regarding the distribution and shareholder servicing fee relates to the sales commissions and dealer manager fees.

4.   We note several estimated amounts available for investments in your use of proceeds table. Please advise us which estimated amount available for investments you intend to disclose in compliance with amended NASD Conduct Rule 2340.

Plan of Distribution

Other Discounts, page 170

5.   We note your response to comment 1 of our letter. Please revise your disclosure to disclose the maximum amount of the possible purchases that may be made by your affiliates through your "friends and family" program and that any such purchases will be for investment and not resale. Refer to Release No. 33-6455, Question 79 (Mar. 3, 1983).

        You may contact Howard J. Efron, Staff Accountant, at (202) 551-3439 or Robert Telewicz, Senior Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3401 with any other questions.

                                        Sincerely,

                                        /s/ Jennifer Gowetski

                                        Jennifer Gowetski
                                        Special Counsel
                                        Office of Real Estate and
                                        Commodities

cc: Heath D. Linsky, Esq.
        Morris, Manning & Martin, LLP